PROSPECTUS                            Pricing Supplement No. 1010

Dated June 18, 1996                   Dated December 5, 1996

PROSPECTUS SUPPLEMENT                 Rule 424(b)(2) -- Registration Statement

Dated June 18, 1996                   No. 33-40127



                              THE B.F.GOODRICH COMPANY

                             MEDIUM-TERM NOTES, SERIES A


                                 (Fixed Rate Notes)



Principal Amount:               $20,000,000

Maturity Date:                  December 10, 2046, subject to change on certain
                                events.  See Additional Terms.

Interest Rate Per Annum:        7.375%

Price to Public
(Issue Price):                  99.098%

Settlement Date
(Original Issue Date):          December 10, 1996

Interest Payment Date(s):

         (x) April 15 and October 15 of each year (first payment date April 15, 1997)

         (  )     Other: _____________________________

Form of Notes:     (x)      DTC registered      (   )    non-DTC registered

Repayment, Redemption and Acceleration          Not Applicable

         Optional Repayment Date(s): _______________________

         Initial Redemption Date: __________________________

         Initial Redemption Percentage: ___________________%

         Annual Redemption Percentage Reduction: __________%

         Modified Payment Upon Acceleration: _______________

Original Issue Discount                     Not Applicable

         Amount of OID: ____________________________

         Yield to Maturity: ________________________

         Interest Accrual Date: ____________________

         Initial Accrual Period OID: _______________

Additional Terms:

         The Company intends to deduct interest paid on the Notes for Federal income tax purposes. However, the Clinton Administration's budget proposal for Fiscal Year 1997, contained a series of proposed tax law changes that, among other things, would prohibit an issuer from deducting interest payments on debt instruments with a maturity of more than 40 years. On March 29, 1996, the Chairmen of the Senate Finance Committee and the House Ways and Means Committee issued a statement to the effect that this proposal, if enacted, would not be effective prior to the date of "appropriate congressional action." There can be no assurance, however, that this proposal or similar legislation affecting the Company's ability to deduct interest paid on the Notes will not be enacted in the future or that any such legislation would not have a retroactive effective date.

         Upon occurrence of a Tax Event, as defined below, the Company will have the right to shorten the maturity of the Notes to the extent required, in the opinion of a nationally recognized independent tax counsel experienced in such matters (a "Maturity Opinion"), such that, after the shortening of the maturity, interest paid on the Notes will be deductible for Federal income tax purposes.

         The Company believes that the Notes should constitute indebtedness for Federal income tax purposes under current law and an exercise of its right to shorten the maturity of the Notes would not be a taxable event to holders. Prospective investors should be aware, however, that the Company's exercise of its right to shorten the maturity of the Notes will be a taxable event to holders if the Notes are treated as equity for purposes of Federal income taxation before the maturity is shortened.

         "Tax Event" means that the Company shall have received an opinion of a nationally recognized independent tax counsel experienced in such matters (a "Change of Law Opinion") to the effect that on or after the date of the issuance of the Notes, as a result of (a) any amendment to, clarification of, or change in the laws of the United States or any regulations thereunder, (b) any judicial decision, official administrative pronouncement, ruling, regulatory procedure, notice or announcement of intent to adopt such procedures or regulations (an "Administrative Action"), or (c) any amendment to, clarification of, or change in the official position or the interpretation of such laws, regulations, Administrative Action or judicial decision that differs from the theretofore generally accepted position, in each case, on or after, the date of the issuance of the Notes, there is more than an insubstantial risk that the interest payable by the Company on the Notes is not, or will not be, deductible, in whole or in part, by the Company for purpose of United States Federal income tax.


                             ---------------------------

                                 Morgan Stanley & Co.

                             ----------------------------


Capitalized terms used in this Pricing Supplement which are defined in the Prospectus Supplement shall have the meanings assigned to them in the Prospectus Supplement.